SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

Unify Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904743200
(CUSIP Number)

June 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904743200	13G

NAME OF REPORTING PERSON
1
Donald R. Carmignani

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(see Instructions)		(a) ☐
	Not Applicable		(b) ☐

SEC USE ONLY
3

CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States of America

SOLE VOTING POWER
5
1,155,434*

SHARED VOTING POWER
NUMBER OF	6
SHARES	None*
BENEFICIALLY
OWNED BY	SOLE DISPOSITIVE POWER
EACH	7
REPORTING	1,268,159*
PERSON
WITH	SHARED DISPOSITIVE POWER
8
None*
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
1,268,159*

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10	(see Instructions)	☐
Not Applicable

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
10.0%

TYPE OF REPORTING PERSON
12	(see Instructions)
IN

*Donald R. Carmignani has sole voting and investment power over 685,746 shares of Common Stock, a Subordinated Purchase Note in the principal amount of $1,643,911 convertible into 469,688 shares of Common Stock. Donald R. Carmignani has sole investment power and no voting power over a Subordinated Indemnity Note in the principal amount of $394,539 convertible into 112,725 shares of Common Stock.

Item 1(a)	Name of Issuer:
Unify Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1420 Rocky Ridge Drive
Roseville, California 95661

Item 2(a)	Name of Person Filing:
Donald R. Carmignani

Item 2(b)	Address of Principal Business Office:
1420 Rocky Ridge Drive
Roseville, California 95661

Item 2(c)	Citizenship:
Mr. Carmignani is a U.S. citizen

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
904743200

Item 3	Type of Person:
N/A

Item 4 Ownership (at December 31, 2008):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

1,268,159*

(b)	Percent of class:

10.0% (based on 12,644,327 shares outstanding which the reporting person has reason to believe, based upon documents filed as of July 1, 2010 on Current Report on Form 8-K, is the
current outstanding Common Stock of the issuer.)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,155,434*
(ii)	shared power to vote or to direct the vote: None
(iii)	sole power to dispose or to direct the disposition of: 1,268,159*
(iv)	shared power to dispose or to direct the disposition of: None

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2010

DONALD R. CARMIGNANI

Donald R. Carmignani*

*By:	/s/ Jude Sullivan
Jude Sullivan
Attorney-in-Fact for Donald R. Carmignani

Exhibit Index

Exhibit 1	Power of Attorney of Donald R. Carmignani dated July 9, 2010